UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

EUOKO GROUP INC.
(Exact name of registrant as specified in its corporate charter)

000-1125918
(Commission File Number)

Nevada
(State or other jurisdiction of incorporation)

98-0547993
(IRS Employer Identification No.)

67 Mowat Avenue, Suite 535
Toronto, Ontario, Canada M6K 3E3
(Address of principal executive offices)

(416) 657-3456
(Issuer’s telephone number, including area code)

EUOKO GROUP INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms “we”, “us” and “our” refer to Euoko Group Inc., a Nevada corporation.

This Information Statement is being delivered on or about April 3, 2008 to the holders of record of our shares of common stock as of March 28, 2008. On March 7, 2008, we completed a share exchange with the former shareholders of Euoko Inc.: Brandon C. Truaxe, Julio Alexis Torres Lopez and CMMG Finance Inc. and acquired all of the issued and outstanding common shares of Euoko Inc. The details of the share exchange are summarized below under the heading “The Share Exchange.”

Our current board of directors consists of Dwight Webb. The amended and restated share exchange agreement contemplated that, after the closing date, Brandon Truaxe, Julio Alexis Torres Lopez and Michael Basler would be appointed to our board of directors. The appointment of Messrs. Truaxe, Lopez and Basler will constitute a change in the majority of our board of directors. The change of directors, however will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders of record in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE

On March 7, 2008, we completed a share exchange agreement with the former shareholders of Euoko Inc.: Brandon C. Truaxe, Julio Alexis Torres Lopez and CMMG Finance Inc. whereby, we acquired all of the issued and outstanding common shares of Euoko Inc. In consideration for the shares we received, we paid a total of $145,000 and issued 12,285,000 preferred shares to the former shareholders of Euoko Inc. and granted 1,500,000 common stock options to two of the former shareholders of Euoko Inc. and other persons designated by Brandon Truaxe and Julio Torres. The consideration was paid as follows:

              to Brandon Truaxe, $28,000, 12,285,000 preferred shares and 200,000 common stock options;

              to CMMG Finance, $110,000;

              to Julio Torres, $7,000 and 200,000 common stock options;

              to Michael Basler 325,000 common stock options; and,

              to the other persons designated by Brandon Truaxe and Julio Torres, 775,000 common stock options.

The preferred shares and stock options to purchase common shares of our company that were issued as part of the share exchange were issued in reliance upon an exemption from registration under the Securities Act of 1933 and will not be registered under the Securities Act of 1933 or under the securities laws of any state.

Euoko Inc.

Euoko Inc. is a private corporation that was incorporated pursuant to the federal laws of Canada on July 16, 2003 under the name “6118356 Canada Ltd.” On March 17, 2005, it changed its name to “Euoko Inc.” Prior to 2005, Euoko Inc.’s primary business activity had been consulting. In 2006, Euoko Inc.’s primary activity was changed to being the research, development, marketing and distribution of luxury skin treatments. At that time, consulting became a secondary business activity for Euoko Inc. and has now been removed entirely from Euoko Inc.’s operations. Currently, Euoko Inc. sells its luxury skin treatment products through varied distribution channels in North America, Europe, the Middle East and Asia as well as through its multicurrency and multilingual website.

Since we acquired Euoko Inc. on March 7, 2008, it is now our wholly-owned, operating subsidiary and we have become engaged in the business of the development, marketing and distribution of luxury skin treatments. The business of Euoko is now our business. Euoko has five product lines on the market right now: the A-Series, the P-Series, the R-Series, the W-Series and the Y-Series. Over the next twelve months, we plan to increase marketing, distribution and sales for our five Euoko product lines and develop new products for introduction into the market.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

As of March 28, 2008, we have 35,100,000 common shares and 12,285,000 preferred shares issued and outstanding. Each common share entitles the holder to one (1) vote on each matter that comes before a meeting of our shareholders. Each preferred share entitles the holder to five hundred (500) votes on each matter that comes before a meeting of our shareholders. The 12,285,000 preferred shares carry the voting power of 6,142,500,000 common shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of March 28, 2008 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown. The address for all directors and officers, unless otherwise indicated, is 67 Mowat Avenue, Suite 535, Toronto, Ontario, Canada M6K 3E3.

Name and Address of Beneficial Owner (1)	Title of Class	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Brandon Truaxe President & CEO	Common Stock	10,704,000(3)	30%
	Preferred Stock	12,285,000	100%(4)
Julio Torres Vice President and Chief Innovations Office	Common Stock	1,955,000(5)	6%
Michael Basler, CFO, Secretary & Treasurer	Common Stock	325,000(6)	*

Name and Address of Beneficial Owner (1)	Title of Class	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Dwight Webb, director Suite 314 – 837 West Hastings Street, Vancouver, British Columbia V6C 3N6	Common Stock	1,475,000	4%
Directors and Officers (as a group; five individuals)	Common Stock	14,459,000	40%

(1) A beneficial owner of a security is any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on March 28, 2008, and the date of this Information Statement.

(2) Based upon 35,100,000 issued and outstanding shares of common stock as of March 28, 2008.

(3) Includes 10,504,000 common shares and 200,000 common share purchase options issued on March 7, 2008, pursuant to the amended and restated share exchange agreement with Euoko, at an exercise price of $1.00 and an expiry date of March 7, 2013.

(4) Based upon 12,285,000 issued and outstanding shares of preferred stock as of March 28, 2008. Each preferred share carries with it the voting rights of five hundred (500) votes per share. The 12,285,000 preferred shares carry the voting power of 6,142,500,000 common shares.

(5) Includes 1,755,000 common shares and 200,000 common share purchase options issued on March 7, 2008, pursuant to the amended and restated share exchange agreement with Euoko, at an exercise price of $1.00 and an expiry date of March 7, 2013.

(6) Includes 325,000 common share purchase options issued on March 7, 2008, pursuant to the amended and restated share exchange agreement with Euoko, at an exercise price of $1.00 and an expiry date of March 7, 2013.

* Represents less than 1%

CHANGES IN CONTROL

We do not know of any arrangements, including any pledge by any person of securities of the registrant or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant.

Prior to the share exchange transaction on March 7, 2008, Brandon Truaxe already held almost 30% of our issued and outstanding common shares and was already a control person of our company. Following the share exchange, Brandon Truaxe now owns an additional 12,285,000 preferred shares in our company. Each preferred share carries with it the voting rights of 500 votes per share. The 12,285,000 preferred shares carry the voting power of 6,142,500,000 common shares. We have 35,100,000 shares of our common stock, par value $0.001, issued and outstanding. Each common share carries with it the voting rights of one (1) vote per share.

This means that Brandon Truaxe controls 6,153,004,000 votes out of a possible 6,177,600,000 votes, which is approximately 99.6% of the total possible votes in a vote by our shareholders, concerning the management of our company. Together, Brandon Truaxe and Julio Torres control 6,154,759,000 shareholder votes, which is approximately 99.6% of the possible votes in a vote by our shareholders.

Brandon Truaxe controls the management and direction of our company and is also now our President and Chief Executive Officer.

Also pursuant to the share exchange, Julio Torres is now our Vice President and Chief Innovations Officer and Michael Basler is now our Chief Financial Officer, Secretary and Treasurer.

Furthermore Brandon Truaxe holds 200,000 common stock options, Julio Torres holds 200,000 common stock options and Michael Basler holds 325,000 common stock options. These options can be exercised for one common share each at a price of $1.00 until they expire on March 7, 2013 or until they are terminated.

Our former control person, Dwight Webb, now owns 1,475,000 shares of our common stock, constituting approximately 4% of our issued and outstanding common stock. Dwight Webb now has 1,475,000 votes, which represents less than 1% of the possible 6,177,600,000 votes in a vote by our shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

As a post-closing condition of the amended and restated share exchange agreement, we agreed to appoint Brandon Truaxe, Julio Alexis Torres Lopez and Michael Basler to our board of directors after closing. Such persons, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders of record in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

CURRENT DIRECTORS

The following table sets forth information regarding our current director:

Name, Place of Residence	Position Held	Age	Date First Appointed
Dwight Webb Suite 314 – 837 West Hastings Street Vancouver, BC V6C 3N6	Director	57	August 1, 2000

Business Experience

The following is a brief account of the education and business experience of our current director.

Dwight Webb Director

Mr. Webb was appointed to our Board of Directors on August 1, 2000. Mr. Webb was also appointed to the positions of President, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in August 2000 and resigned from al officer positions on March 7, 2008.

From approximately May, 1995 to January 1, 2003, Mr. Webb was employed by Montecristo Jewellers, Ltd. in Vancouver, British Columbia, Canada as a salesperson, primarily responsible for assisting clients in designing custom jewelry items as well as assisting clients in selecting the appropriate loose gems and metals from which the custom piece would be made. From approximately September of 1992 to April 2003, Mr. Webb was employed by Jem Software Systems located in Surrey, British Columbia, Canada. Mr.

Webb was the Vertical Sales Marketer. From 1972 to 1992, Mr. Webb was employed by Peoples Jewellers Ltd., as its British Columbia Area Manager which placed him in charge of approximately 13 stores and over 100 employees in the Province of British Columbia. Mr. Webb has a Graduate Jeweller degree from the Canadian Jewellers Association.

BOARD AND COMMITTEE MEETINGS

Our board of directors held no formal meetings during the year ended December 31, 2007. On March 7, 2008, we changed our fiscal year end from December 31 to July 31. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In its capacity as a nominating and audit committee, our board of directors has determined that it does not have any members that qualify as “independent” as defined in rule 4200(a)(5) of the Rules of Nasdaq Marketplace. Our board of directors has also determined that it does not have an “audit committee financial expert”.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request to the address appearing on the first page of this Information Statement.

PROPOSED DIRECTORS

The following table sets forth information regarding our proposed directors who are also executive officers of our company and will be appointed as directors in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

Name	Age	Current Position with the Company	Served as an Officer of Euoko Inc. Since	Served as an Officer of Euoko Group Inc. Since
Brandon Truaxe	29	President & CEO	July 13, 2003	March 7, 2008
Michael Basler	45	CFO, Secretary & Treasurer	July 27, 2007	March 7, 2008
Julio Torres	33	Vice President and Chief Innovations Officer	October 19, 2005	March 7, 2008

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of the proposed directors to be appointed pursuant to the share exchange agreement with the former shareholders of Euoko Inc.

Brandon Truaxe
President and Chief Executive Officer

Educated in Computer Science at the University of Waterloo, Brandon’s interest in business development has allowed him to explore a variety of successful ventures in software, nutrition, graphics design and cosmetics. Having conceptualized and founded Euoko, Brandon has also maintained a successful software development business, Custom Struct, whose most notable project has been the leading of a renowned web-centric automotive financing system for the Canadian operations of DealerTrack Holdings, Inc. This software system has revolutionized online lending, and is used by more than 2,500 automotive dealerships and over twenty prime and sub-prime lending institutions. Prior to founding Euoko, Inc., he was a founding member and president of Schematte Corporation (a software development firm) and Organic Senses Ltd. (a marketer of nutritional supplements). Brandon has developed and led Euoko’s branding, design, ingredient selection, legal issues, website design, software design and all aspects of Euoko’s business. Mr. Truaxe has no prior public company experience as a director or officer.

Michael Basler
Chief Financial Officer

Michael Basler has an Honours B.A. (major in Economics) from Wilfrid Laurier University and received his Certified Management Accountant designation in 1992. For the past twenty years, Michael has held senior financial management positions of increasing responsibility with publicly-listed companies. Prior to joining Euoko in July 2007, Michael held the position of Chief Financial Officer with DealerTrack Canada Inc., a Canadian subsidiary of DealerTrack Holdings, Inc. Prior to DealerTrack Canada Inc., he was Corporate Controller and Treasurer with Platform Technologies Inc., and Corporate Controller with both Teklogix International Inc. and Promis Systems Corporation. Michael’s experience includes establishing and administratively staffing international subsidiary organizations, dealing with the complexities of international income and value-added tax regimes, tariffs and duties, and consolidated and local financial reporting. Michael was also instrumental in preparing each of the companies with which he has worked for their Initial Public Offerings. Mr. Basler has no public company experience as a director or officer.

Julio Torres
Vice President and Chief Innovations Officer

Educated in Computer Science at the University of Havana, Julio has gained extensive background in modern software development in positions of progressively increasing responsibility with Cuba’s Ministry of Finance. Prior to joining Euoko, Julio held the position of CEO at Vitral Projects Limited, a software firm founded by him that provided software consulting services to DealerTrack Holdings, Inc. His firm has collaborated extensively with Brandon Truaxe in the development of a complex automotive financing software system for DealerTrack. At Euoko, Julio’s creativity and extensive design background have allowed him to play a vital role since the early stages of the company’s brand and image development. Euoko benefits not only from Julio’s creativity and extraordinary attention to detail, but also from his solid technology background which has been fundamental in the development of Euoko’s technology requirements. Julio has been heavily involved in the development of Euoko’s branding, design, formulation, ingredient selection, supplier selection, legal issues, website design, software design and all aspects of Euoko’s business. Mr. Torres has no public company experience as a director or officer.

DIRECTOR INDEPENDENCE

None of our proposed directors will qualify as “independent” as defined in rule 4200(a)(5) of the Rules of Nasdaq Marketplace.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed director or executive officer, has been involved in any of the following events during the past five years:

1.

any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or,

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as disclosed below, there have been no transactions or proposed transactions in which the amount involved exceeds 1% of the average of our total assets at year-end for the last two completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

On March 7, 2008, we completed a share exchange involving, among others, Brandon Truaxe, the beneficial shareholder of approximately 30% of our issued and outstanding common shares and Julio Torres, the beneficial shareholder of approximately 5% of our issued and outstanding common stock.

The share exchange was with the former shareholders of Euoko Inc.: Brandon C. Truaxe; Julio Alexis Torres Lopez; and, CMMG Finance Inc. Through this share exchange, we acquired all of the issued and outstanding shares of Euoko Inc., a private Canadian company engaged in the business of the development, marketing and distribution of luxury skin treatments.

In consideration for the shares of Euoko Inc. that we received, we paid at total of $145,000, issued 12,285,000 preferred shares to the former shareholders of Euoko Inc. and granted 1,500,000 common stock options to Brandon Truaxe, Michael Basler and Julio Torres as well as eleven other optionees named by Brandon Truaxe and Julio Torres. We paid the consideration as follows:

              to Brandon Truaxe, $28,000, 12,285,000 preferred shares and 200,000 common stock options;

              to CMMG Finance, $110,000;

              to Julio Torres, $7,000 and 200,000 common stock options;

              to Michael Basler 325,000 common stock options; and,

              to named Optionees, 775,000 common stock options.

As a result of the share exchange, Brandon Truaxe, now owns 12,285,000 preferred shares in our company. Each preferred share carries with it the voting rights of 500 votes per share. The 12,285,000 preferred shares carry the voting power of 6,142,500,000 common shares. We have 35,100,000 shares of our common stock, par value $0.001, issued and outstanding. Each common share carries with it the voting rights of one (1) vote per share. The completion of the share exchange, including the issuance of the 12,285,000 preferred shares, effectively gives the control of the management and direction of our company to Brandon Truaxe, who is also now our President and Chief Executive Officer.

Also pursuant to the share exchange, Julio Torres is now our Vice President and Chief Innovations Officer and Michael Basler is now our Chief Financial Officer, Secretary and Treasurer.

The approximate dollar value of the transaction was $740,785. This was an exchange of shares plus some additional consideration, the amounts of which were negotiated between the parties and arrived at as the fair value of the rights and interests being exchanged. This transaction was reviewed, approved and ratified by our sole director.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PARTIES

Other than the Company's Code of Ethics, the Board does not have a specific written policy regarding the review, approval or ratification of transactions with related parties. Our board of directors does, however, follow certain procedures relating to the approval of transactions involving related parties. Related parties generally include executive officers and directors, stockholders owning more than 5% of our common stock or immediate family members of any such persons. A related party transaction will be approved only if it is disclosed to our board of directors and is approved by a majority of the disinterested members of our board of directors. Prior to approving any related party transaction, our board of directors reviewing such transaction must (i) be satisfied that they received all material facts relating to the transaction, (ii) have considered all relevant facts and circumstances available to them and (iii) have determined that the transaction is in (or not inconsistent with) the best interests of our company’s shareholders. No director that is an interested party in a transaction may participate in the approval of such transaction.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

The particulars of compensation paid to the following persons:

  our principal executive officer;

  each of our two most highly compensated executive officers who were serving as executive officers at the end of our latest fiscal year who had total compensation exceeding $100,000; and,

  up to two additional individuals for whom disclosure would have been provided under the above criteria but for the fact that the individual was not serving as our executive officer at the end of the most recently completed financial year who we will collectively refer to as the named executive officers, of our years ended July 31, 2007, 2006 and 2005, are set out in the following summary compensation table:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brandon Truaxe, President & CEO(1)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Basler, CFO, Secretary and Treasurer(2)	2007 2006 2005	8,461.54(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	8,461.54 Nil Nil
Julio Torres, Vice President and Chief Innovations Officer(4)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mauro Baessato(5)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dwight Webb, Director(6)	2007 2006 2005	24,017 35,268 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,017 35,268 Nil

(1) Brandon Truaxe became an Officer and Director of Euoko Inc. on July 13, 2003 and an officer of Euoko Group Inc. on March 7, 2008.

(2) Michael Basler became an Officer and Director of Euoko Inc. on July 27, 2007 and an officer of Euoko Group Inc. on March 7, 2008.

(3) The $8461.54 is in Canadian dollars and was accrued at fiscal year end, July 31, 2007. This amount was not paid to Mr. Basler until August 2, 2007.

(4) Julio Torres became an Officer and Director of Euoko Inc. on October 19, 2005 and an officer of Euoko Group Inc. on March 7, 2008.

(5) Mauro Baessato became an Officer and Director on August 1, 2000 and resigned from the position of Director on April 13, 2003. Mauro Baessato resigned as an officer of our company on March 7, 2008.

(6) Dwight Webb became an Officer and Director on August 1, 2000 and resigned as an officer on March 7, 2008.

Options and SARS

There were no options granted to the named executive officers during the most recently completed financial year and there were no options exercised by the named executive officers during the most recently completed financial year. There were no options held by the named executive officers that were repriced downward during the most recently completed financial year and there were no defined benefits or actuarial plans in place for the named executive officers during the most recently completed financial year. We have no compensation committee.

Outstanding Equity Awards at Fiscal Year End

There were no outstanding equity awards as of our latest fiscal year end (July 31, 2007) for any of our directors or officers.

Employment/Consulting Agreements

We have entered into executive employment agreements with Brandon Truaxe, as President and Chief Executive Officer, and Michael Basler, as Chief Financial Officer. These agreements are attached as exhibits to the Form 8-K that we filed with the SEC on March 13, 2008.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Other than as set out below, we do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors:

Pursuant to their executive employment agreements, each of Brandon Truaxe and Michael Basler are entitled to earn and accrue an annual performance bonus based on the Company attaining predetermined financial performance criteria. In addition to the bonus based on meeting financial performance criteria, Michael Basler is guaranteed a $25,000 bonus for the period ending March 31, 2008.

Director Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director’s fees or other cash compensation for services rendered to our directors in the year ended July 31, 2007.

We have no other formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase common shares as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

EUOKO GROUP INC.

/s/ Brandon Truaxe
Brandon Truaxe
President and Chief Executive Officer

Dated: April 2, 2008